UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 26, 2017

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$11,237,000 Callable Contingent Coupon Notes due May 22, 2020 Linked to the Lesser Performing Reference Asset of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF (CUSIP: 06741VU67)

$1,220,000 Callable Contingent Coupon Notes due May 22, 2020 Linked to the Least Performing Reference Asset of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF (CUSIP: 06741VVG4)

$7,043,000 Annual AutoCallable Notes due May 24, 2021 Linked to the Lesser Performing Reference Asset of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF (CUSIP: 06741VU75)

$1,257,000 Buffered SuperTrackSM Notes due May 24, 2021 Linked to the Performance of the iShares® MSCI Emerging Markets ETF (CUSIP: 06741VVL3)

$1,630,000 Callable Contingent Coupon Notes due November 23, 2018 Linked to the Lesser Performing Reference Asset of the EURO STOXX 50® Index and the Financial Select Sector SPDR® Fund (CUSIP: 06741VUT7)

$1,470,000 Notes due May 23, 2024 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index (CUSIP: 06741VU83)

$1,415,000 Callable Contingent Coupon Notes due May 23, 2019 Linked to the Least Performing Index of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index (CUSIP: 06741VVT6)

$3,500,000 Step-Up Fixed Rate Callable Notes due May 26, 2027 (CUSIP: 06741VTT9)

US$5,202,000 Floored Floating Rate Notes due May 26, 2020 (CUSIP: 06741VVC3)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 26, 2017	By:	/s/ Ian Merrill
Name: Ian Merrill
Title: Managing Director

3